Exhibit (a)(5)(HHH)

a) THE E.ON GROUP

1.	Our mission
2.	Development
3.	Facts and figures
4.	Strategic vision
5.	International team
6.	Shareholder structure

1. Our mission and how we put it into practice

The mission of E.ON is to be valued by its clients, by providing competitive solutions, reliability and comfort in their lives and their business activities. We achieve this by being an integrated electricity and gas company, combining international strength with local service, and applying the best ideas inside and outside of the Group. We thus create value for our shareholders and excellent opportunities for our employees.

2. Development

E.ON was incorporated in June 2000 following the merger of VEBA and VIAG, two of the biggest industrial groups in Germany, both with a long history.

VEBA and VIAG were founded in the 20’s in order to act as holding companies for state-owned industrial companies. Privatised in the 60’s and the 80´s, the two companies became listed and were included in the Dax (the stock market index of the 30 most important limited companies in Germany), and continued with their success, as private companies.

Following the merger, E.ON began to implement a wide-range strategy and is today one of the largest private energy supply companies in Europe. E.ON is a company with very clear objectives and holds leading positions in its main businesses, gas and electricity.

3. Facts and figures

E.ON is one of the largest private electricity and gas companies in the world, with more than 30 million customers in 20 European countries and the United States, and annual turnover in exceeding €50 billion in 2005. Since its creation in 2000, E.ON has focused on the electricity and gas sectors. During this period the company has successfully developed new markets in Central and Eastern Europe, the Nordic Countries, the United Kingdom and the United States.

E.ON Group in millions 2006 20051 +/% Sales 67,759 56,141 +21 Adjusted EBITDA2 11,353 10,194 +11 Adjusted EBIT2 8,150 7,293 +12 Net income 5,057 7,407 -32 Adjusted net income' 4.386 3,640 +20 RACES (in %)3 13.2 12.2 +14 Value added 3 2,586 1,920 +35 Cash provided by operating activities 7,194 6,544 +10 Net financial position (at year end)5 -268 1,917 - Investments6 5,161 3,941 +31 Employees (at year end) 80,612 79,570 +1 1 Adjusted for discontinued operations. 2 Non-GAAP financial measure see reconciliation to net income on net tables. 3 Non-GAAP financial measure. 4 Chance in percentage points. 5 Non-GAAP financial measure See reconciliation to net income on next tables_ 6 Excludes other financial assets.

## Net Income

| € in millions | 2006 | 2005[1] | +/- % |
|---|---|---|---|
| **Adjusted EBITDA[2]** | **11,353** | **10,194** | **+11** |
| Depreciation, amortization, and impairments affecting adjusted EBIT[3] | -3,203 | -2,901 | - |
| **Adjusted EBIT[2]** | **8,150** | **7,293** | **+12** |
| Adjusted interest income (net) | -1,081 | -1,027 | - |
| Net book gains | 1,205 | 491 | - |
| Restructuring expenses | - | -29 | - |
| Other nonoperating earnings | -3,141 | 424 | - |
| **Income/Loss (-) from continuing operations before income taxes and minority interests** | **5,133** | **7,152** | **-28** |
| Income taxes | 323 | -2,261 | - |
| Minority interests | -526 | -536 | - |
| **Income/Loss (-) from continuing operations** | **4,930** | **4,355** | **+13** |
| Income/Loss (-) from discontinued operations, net | 127 | 3,059 | - |
| Income/Loss (-) from cumulative effect of changes in accounting principles, net | - | -7 | - |
| **Net income** | **5,057** | **7,407** | **-32** |

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure.
[3]In 2006 and 2005, the impairment charges recognized in adjusted EBIT differed from the impairment charges recorded in accordance with U.S. GAAP. In 2006, non-operating earnings can be traced to regulatory impairments on property, plant and equipment and on shareholdings at the Central Europe and Pan-European Gas market units. In addition, impairments have again been recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. Additional impairments concern intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units. In 2005, the difference was the result of impairments recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit.

Adjusted Net Income € in millions 2006 2005 +/- % Net income 5,057 7,0407 -32 Nonoperating earnings, net, and extraordinary tax effects1 -544 -715 - income/Loss (-) from discontinued operations, net, and from the cumulative effect of changes in accounting principles, net -127 -3,052 - Adjusted net income2 4,386 3,640 +20 1 Extraordinary tax effects primarily reflect corporate tax credits of €1.3 billion. 2 Non-GAAP financial measure Reconciliation of Net Financial Position December 31 € in millions 2006 2005 Liquid funds shown in the Consolidated Financial Statements 6,187 9,897 Financial assets shown in the Consolidated financial Statements 28,302 25,808 Thereof equity investments -20,699 -18,759 Thereof shares in affiliated companies -659 -667 Total liquid funds and non-current securities 13,131 16,279 Financial liabilities shown in the Consolidated Financial Statements -13,399 -14,362 Net financial position -268 1,917

4. A clear strategic vision

E.ON offers an integrated solution for electricity and gas, materialising at the same time the full market potential of each part of the value chain. We focus on our target markets by means of a strategic framework with three different categories:

Vertical integration (value chain).
Operations in the whole value chain through the optimisation of shareholdings.
Effective risk management by means of an integrated business model.

Horizontal integration (electricity - gas).
Integration of downstream operations.
Strategic management of gas purchases and risk relating to both electricity and gas.

Regional markets.
Optimisation of risks and assets in related markets.
Organisational efficiency through economies of scale.

5. A team with an international outlook

The geographical presence of E.ON means that we have a very international management team. The people who best know the local markets are those who are used to managing them. And this benefits our clients.

Wulf H. Bernotat	Chairman of the Board of Directors.
Burckhard Bergmann	Upstream Business. Markets Management. Environment Regulatory Management.
Hans Michael Gaul	Corporate Control/Planning. Mergers and Acquisitions. Legal Services.
Christoph Dänzer-Vanotti	Human Resources. Infrastructure and Services. Purchases. Organisation.
Marcus Schenk	Finance. Accounting. Taxes. IT.
Johannes Teyssen	Downstream Business. Markets Management. Environment Regulatory Management.

Paul Golby	Managing Director, E.ON UK (Powergen).
Vic Staffieri	Managing Director, E.ON U.S.
Lars Frithiof	Managing Director, E.ON Nordic

6. Shareholder structure

Being one of the world leaders in the supply of energy has enabled us to have a very diversified and international shareholder structure.

The E.ON shares are listed in all the German Stock Exchanges and in the form of American Depositary Receipts (ADR) in the New York Stock Exchange. The conversion ratio between ADRs and E.ON shares is of three to one. Therefore, the value of three E.ON ADRs is equivalent to one E.ON share. The E.ON shares are included in the main European stock market indexes.

b) ADVANTAGES OF THE OFFER

1.	Main advantages

2.	€40 per share

3.	A brilliant future

1. Main advantages

€40 per share
Last day, April 3rd

- €40* per share and in cash
- Together, a brilliant future

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

2. €40 * per share and in cash

E.ON is paying €40in cash for each Endesa share. A great offer for retail and institutional shareholders, that has the favourable opinion of Endesa.

The €40 price per share of the offer exceeds in 109% the listing price of Endesa at closing of 2 September 2005.

In E.ON we are convinced that if you tender your shares into E.ON offer, we will all win: the shareholders, the employees and the Spanish economy in general.

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

Calculate the tender value of your shares. Nº of shares [ ] Calculate

3. Together, a brilliant future

The outlook for the resulting Group is very promising. Endesa’s position in Spain will be strengthened by the complementary assets and infrastructure investment of E.ON. At the same time, the identity of Endesa will continue to be completely Spanish, the headquarters will remain in Madrid and the current management team will be retained. Endesa will be the business unit in charge of Southern Europe and Latin America, and the current premises of Endesa in Barcelona will become the Global Centre of Excellence of the Group for electricity distribution.

c) HOW TO SELL

Tender your Endesa shares into the E.ON offer before the end of the acceptance period (until April 3).

In order to transfer your shares and receive €40* per share in cash, you should give instructions to the entity with which your shares are deposited to tender them into E.ON public offer, by completing the sale form or giving the sale order by telephone, on the Internet or by any other mechanism that you usually use with your depositary entity.

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

e) DOWNLOADS

Downloads

If you wish to download the Explanatory Prospectus and all the relevant legal documents in pdf format, go to www.eon.info